SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON APRIL 19th, 2017

DATE, TIME AND PLACE: On April 19th, 2017, at 11:06 a.m., at the headquarters of TIM Participações S.A. (“Company”), located at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: Shareholders representing 88.07% of the total capital stock, including holders of the American Depositary Receipts, these representing percentage of 14.22% of the total capital stock, pursuant to (1) the signatures on the Shareholders’ Attendance Book; and (2) by the valid distance voting ballots received on the terms of the CVM rules. Also attended the meeting Messrs. Franco Bertone, Chairman of the Board of Directors; Adrian Calaza, Chief Financial Officer; Rogério Tostes Lima, Investors Relations Officer; Flávio Morelli, Human Resources Officer; Jaques Horn, Legal Officer; Josino de Almeida Fonseca, Member of the Fiscal Council; Alberto Emmanuel Carvalho Whitaker, Coordinator of the Statutory Audit Committee; Patrícia Hanzelmann Quinelatto, representative of the Company’s independent auditors, BDO RCS Auditores Independentes S.S. (“BDO”) and also by Mr. Alexandre Alvares, representative of PwC, independent auditors of TIM Celular S.A., a wholly owned subsidiary of the Company.

BOARD: Chairman – Mr. Robson Goulart Barreto; Secretary – Mr. Jaques Horn.

SUMMONS AND PUBLICATIONS: (1) The notice provided in Section 133 of the Brazilian Law No. 6,404, dated as of December 15th, 1976 (“Law No. 6,404/76”) was published on March 17th, 20th and 21st, 2017, on pages 60, 59 and 59 of the Official Gazette of the State of Rio de Janeiro; on pages B9, C8 and B3 of Valor Econômico; respectively; (2) The Management’s Report, the Financial Statements, the Fiscal Council’s Opinion, the Statutory Audit Committee’s Report and the Independent Auditors’ Report, related to the fiscal year ended on December 31st, 2016, were published on March 9th, 2017, on pages 13 to 26 of  the Official Gazette of the State of Rio de Janeiro; on pages B13 to B20 of the Valor Econômico; and (3) The Call Notice was published on March 17th, 20th and 21st, 2017, on pages 60, 59 and 58 of the Official Gazette of the State of Rio de Janeiro; and on pages A7, A14 and B3 of the Valor Econômico, respectively.

On Annual Shareholders’ Meeting:

(1) To resolve on the Management’s Report and the Financial Statements of the Company, dated as of December 31st, 2016; (2) To resolve on the Management’s Proposal for the allocation of the results related to the fiscal year of 2016 and on the dividend distribution by the Company;  (3) To resolve on the composition of the Company’s Board of Directors and to elect its regular members; (4) To resolve on the composition of the Fiscal Council of the Company and to elect its regular and alternate members; and (5) To resolve on the Compensation Proposal for the Company’s Administrators, the members of the Committees and the members of the Fiscal Council, for the fiscal year of 2017.

On Extraordinary Shareholders’ Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 10th amendment to this agreement, to be entered into between Telecom Italia S.p.A., on the one hand, and TIM Celular S.A. ("TCEL ") and Intelig Telecomunicações Ltda. ("Intelig"), on the other hand, with the Company's intervention.

RESOLUTIONS:

First, the consolidated voting map of the votes casted through the distance bulletin ballots was read and distributed to those present and it was also made available for consultation, pursuant to paragraph 4 of Section 21-W of the CVM Instruction No. 481, of December 17th, 2009.  The Chairman of the Board then proposed: (1) the dismissal of the reading of the documents related to the agenda to be discussed on this Annual and Extraordinary Shareholders’ Meeting, since the shareholders are fully aware of the contents thereof; (2) the drawing up of these minutes as a summary and its publication without the signatures of all shareholders, in accordance with Section 130, paragraphs 1 and 2, of Law No. 6,404/76, respectively; (3) the voting statements, protests and dissidences, eventually casted, be received, numbered and certified by the Board, and be filed at the Company’s headquarters, pursuant to Section 130, paragraph 1, of Law No. 6,404/76; and (4) that the minutes of this Annual and Extraordinary Shareholders’ Meeting be drawn up as a single document, pursuant to Section 131, sole paragraph, of the Law No. 6,404/76.

The shareholders agreed with the proposals presented by the Chairman, having some shareholders present made an observation, suggesting that the minutes be drawn in full content. The Chairman of the Board put the item to be voted, having the majority of those present voted in favor to drawing up the minutes as a summary, pursuant to Section 130, paragraph 1, of Law No. 6,404/76. Then, after the analysis and discussions of the items of the Agenda, the shareholders resolved:

On Annual Shareholders’ Meeting:

(1) To approve, by the majority of the votes casted, corresponding to 96.8458% of the votes in favor, represented by 2,044,952,432 shares; 0.0005% of the votes against, represented by 10,295 of shares; and 3.1537% of votes in abstention, represented by 66,591,604 shares, as per the consolidated voting map attached hereto, based on the information provided by the Company and on the favorable opinion of the Fiscal Council, of the Statutory Audit Committee and of the Independent Auditors, BDO, the Management’s Report and the individual and consolidated Financial Statements of the Company, dated as of December 31st, 2016, which were duly audited by the Independent Auditors of the Company, BDO, with its respective Report, as well as with the Opinion of the Company’s Fiscal Council and the Report of the Company’s Statutory Audit Committee; it is registered that the shareholder JVCO Participações Ltda. requested clarification on the Company's individual and consolidated Financial Statements, and the representatives of the independent auditors of the Company and of TIM Celular S.A. provided the clarifications requested;

(2) To approve, by the majority of votes casted, having been computed 90.11% of the votes in favor, represented by 1,902,636,604 shares; 8.86% of the votes against, represented by 187,123,536 shares; and 1.03% of votes in abstention, represented by 21,794,191 shares, as per the consolidated voting map attached hereto, the Management’s Proposal to allocate the results, related to the fiscal year of 2016, and the distribution of dividends by the Company, along with the Opinion of the Fiscal Council, which provides the 2016 Net Profits, in the amount of seven hundred and fifty million, four hundred and twenty-seven thousand, one hundred and nineteen Reais and eighty-seven cents (R$750.427.119,87) shall have the following destination:

(2.1) To the Legal Reserve, according to Section 193 of the Law No. 6,404/76, five percent (5%) of the 2016 Net Profits, in the amount of thirty-seven million, five hundred and twenty-one thousand, three hundred and fifty-five Reais and ninety-nine cents (R$37,521,355.99)

(2.2) For the Capital Reserve, it shall be allocated the amount of one hundred and eighteen million, two hundred and fifty thousand, one hundred and seventy-four Reais and three cents (R$118.250.174,03), corresponding to the tax benefit amount resulting from the income tax reduction incurred in the fiscal year of 2016;

(2.3) As mandatory minimum dividend, pursuant to the Company’s By-Laws, the amount of one hundred and forty-eight million, six hundred and sixty-three thousand, eight hundred and ninety-seven Reais and forty-six cents (R$148,663,897.46). Therefore, each share shall be entitled to zero point zero, six, one, four, two, five, three, five, seven Reais (R$0,061425357), calculated based on the total amount of the shares issued by the Company, except for the treasury shares, to be paid as follows: one hundred percent (100%) of the total amount to be distributed on June, 19th, 2017; it is provided that the shareholders of Company that acquired shares up to April 19th, 2017 (inclusive) shall be entitled to the dividends approved in this Meeting. The shares acquired after this date, i.e. from April 20th, 2017 on, will be traded ex direito stock dividend; and

(2.4) The remaining balance of the Net Profits minus the total dividends distributed and the amount allocated to the capital reserve, totalizing the amount of four hundred and forty-five million, nine hundred and ninety-one thousand, six hundred and ninety-two Reais and thirty-eight cents (R$445,991,692.38), shall be allocated to the Statutory Reserve for expansion, pursuant to the Company’s By-Laws.

(3) The Chairman informed those present that no shareholder requested the adoption of the multiple voting system. Then asked the minority shareholders present of their interest in requesting the voting in separate for the member of the Board of Directors referred to in Section 141, paragraphs 4 and 5, of Law No. 6,404/76; in view of the negative response of the attending shareholders, the slate of candidates comprised of 10 (ten) members was put to vote, as per the  proposal of TIM Brasil Serviços e Participações S.A., which was approved by the majority of the votes casted, as per the consolidated voting map attached hereto; therefore, the shareholders resolved to appoint to the Board of Directors, Messrs.:

(i) Alberto Emmanuel Carvalho Whitaker, Brazilian, married, administrator and lawyer, bearer of the identity card No. 2.025.093, issued by SSP/SP, enrolled before the CPF/MF under No. 002.337.738-00, domiciled at Alameda Itu, No. 823, Apt. 31, Cerqueira Cesar, in the City and State of São Paulo, Brazil;

(ii) Elisabetta Colacchia, Italian, single, bachelor in Economics, bearer of Italian passport No. AA5158176, in force until September 30, 2019, domiciled at Corso d’Italia, 41 – 00198, in the City of Rome, Italy;

(iii) Enrico Barsotti, Italian, married, bachelor in Economics, bearer of Italian passport No. YB0529309, in force until December 26, 2026, domiciled at Corso d’Italia, 41 – 00198, in the City of Rome, Italy;

(iv) Enrico Zampone, Italian, casado, married, bachelor in Economics, bearer of Italian passport No. YA6519398, in force until August 11, 2024, domiciled at Corso d’Italia, 41 – 00198, in the City of Rome, Italy;

(v) Herculano Aníbal Alves, Brazilian, married, economist, bearer of the identity card No. 5.306.068, issued by SSP/SP, enrolled before the CPF/MF under No. 463.463.178-49, domiciled at Rua Traipu, No. 214, Apt. 122, Perdizes, in the City and State of São Paulo, Brazil;

(vi) Manoel Horacio Francisco da Silva, Brazilian, married, bachelor in Business Administration, bearer of the identity card No.  nº 3.098.648, issued by IFP/RJ, enrolled before the CPF/MF under No. 066.526.978-15, domiciled at Rua Carlo Rainaldi, No. 110, Jardim dos Estados, in the City and State of São Paulo, Brazil;

(vii) Mario Cesar Pereira de Araujo, Brazilian, married, electronic engineer, bearer of the identity card No. 02.158.026-1 issued by IFP/RJ, enrolled before the CPF/MF under No. 235.485.337-87, domiciled at Av. Sernambetiba, No. 3602, Bloco 02, Apt. 402, Barra da Tijuca, in the City and State of Rio de Janeiro, Brazil;

(viii) Nicoletta Montella, Italian, married, bachelor in Law, bearer of Italian passport No. YA6405330, in force until June 02, 2014, domiciled at Corso d’Italia, 41 – 00198, in the City of Rome, Italy;

(ix) Sabrina Valenza Italian, single, bachelor in Economics, bearer of Italian passport No. YA1659010, in force until January 27, 2021, domiciled at Corso d’Italia, 41 – 00198, in the City of Rome, Italy;

(x) Stefano De Angelis, Italian, married, bachelor in Economics, bearer of the Brazilian foreign identity card No. V403998-0 (RNE), in force until December 31, 2018, enrolled before the CPF/MF under No. 059.567.317-10, domiciled at Avenida João Cabral de Melo Neto, No. 850, North Tower, 12th floor – Suite 1212, Barra da Tijuca, in the City and State of Rio de Janeiro, Brazil.

It is registered that Messrs. Alberto Emmanuel Carvalho Whitaker, Herculano Aníbal Alves and Mario Cesar Pereira de Araujo are qualified as Independent Directors, under the provision of the Listing Rules of the Novo Mercado of BM&FBOVESPA S/A – Bolsa de Valores, Mercadorias e Futuros. The shareholder TIM Brasil Serviços e Participações S.A. stated that they obtained from the Directors hereby elected, the confirmation that they have the necessary qualifications and meet the requirements established by the Law No. 6,404/76 in order to occupy the position of member of the Board of Directors of the Company. The aforementioned members of the Board of Directors will submit the term of investiture, the statement required by CVM Instruction No. 367, dated as of May 29th, 2002, the documents referred to in Sections 18 and 19 of the Company’s By-Laws, and other documents, duly executed within the applicable term. All Board Members hereby elected shall remain in the position until the Annual Shareholders’ Meeting of the Company to be held in 2019 and will take office subject to the presentation of all documents previously referred duly executed and in the term provided by Law No. 6,404/76, the Rules of the Novo Mercado of BM&FBOVESPA and the Company’s By-Laws;

(4) The Chairman asked the minority shareholders present of their interest in requesting the voting in separate for the Fiscal Council member, pursuant to Section 161, paragraph 4, item 'a', of Law No. 6,404/76; in view of the lack of appointment of candidates by the minority shareholders, it was put to vote the slate of candidates comprised of 3 (three) regular members and their respective alternates, as per the proposal of TIM Brasil Serviços e Participações S.A., and was approved by the majority of the votes casted, as indicated in the consolidated voting map attached hereto; thus, in order to compose the Fiscal Council, the following were elected:

(i) as regular member Mr. Walmir Kesseli, Brazilian, married, economist, bearer of Identity Card No. 1.440.573-9, issued by SSP/PR, enrolled before the CPF/MF under No. 357.679.019-53, domiciled at Rua dos Beija Flores, nº 261, Residencial das Andorinhas, Alphaville Graciosa, City of Pinhais, State of Paraná, Brazil, having as alternate member Mr. Oswaldo Orsolin, Brazilian, married, economist and accountant, bearer of Identity Card No. 2.911.852-9, issued by SSP/PR, enrolled before the CPF/MF under Nr. 034.987.868-49, domiciled at Avenida Escola Politécnica, nº 942, Edifício B2, Apto. 221, Rio Pequeno, City and State of São Paulo, Brazil;

(ii) as regular member Mr. Josino de Almeida Fonseca, Brazilian, married, civil engineer, bearer of the Identity Card No. 5.492.136-3, issued by SSP/SP, enrolled before the CPF/MF under No. 005.832.607-30, domiciled at Rua São Carlos do Pinhal, nº 345, apto 906 , Bela Vista, in the City and State of São Paulo, Brazil, having as alternate member, Mr. João Verner Juenemann, Brazilian, married, accountant and business administrator, bearer of the identity card No. 3.010.401.283, issued by SSP/SP, enrolled before the CPF/MF under No. 000.952.490-87, domiciled at Rua Passo da Pátria, nº 624, Bairro Bela Vista, City of Porto Alegre, State of Rio Grande do Sul, Brazil;

(iii) as regular member Mr. Jarbas Tadeu Barsanti Ribeiro, Brazilian, married, economist and accountant, registered in the Conselho Regional de Economia of Rio de Janeiro under No. 8025, enrolled before the CPF/MF under No. 272.271.707-72, domiciled at Av. Rio Branco, nº 277, suites 1609/1610, Centro, City and State of Rio de Janeiro, Brazil, having as alternate member, Ms. Anna Maria Cerentini Gouvea Guimarães, Brazilian, married, architect, bearer of the identity card No. 7101355, issued by SSP/SP, enrolled before the CPF/MF under No. 050.287.838-02, domiciled at Rua Comandante Julio de Moura, No. 439, Cobertura, Barra da Tijuca, City and State of Rio de Janeiro, Brazil;

The shareholder who appointed the Fiscal Council’s regular and alternate members, hereby elected, stated that they obtained the confirmation that members are duly qualified and that they comply with the requirements set forth in the Law No. 6,404/76 and the Company’s By-Laws to be a member of the Company’s Fiscal Council. The Fiscal Council’s members hereby elected shall remain in the position until the Annual Shareholders’ Meeting of the Company to be held in 2018 and shall take place upon fulfillment of the applicable conditions and execution of the respective terms of investiture and other applicable documents as provided in the Law No. 6,404/76, in the Rules of the Novo Mercado of BM&FBOVESPA and the Company’s By-Laws;

(5) To approve, by the majority of the votes casted, corresponding to 84.54% of the votes in favor, represented by 1,785,142,628 shares, 14% of the votes against, represented by 295,651,916 shares; and 1.46% of votes in abstention, represented by 30,759,787 shares, the Compensation Proposal for the Administrators for the fiscal year of 2017, as per the consolidated voting map attached hereto, as follows:

(5.1) Compensation to the Board of Directors: total annual compensation in the amount R$2,556,000.00 (two million, five hundred and fifty-six thousand Reais), to be granted to the Directors individually, in accordance with the criteria to be resolved by the Board of Directors;

(5.2) Compensation to the Committee’s members: total annual compensation in the amount of R$1,134,000.00 (one million, one hundred and thirty-four thousand Reais) to be granted to the members of the Board of Directors’ advisory committees, with the criteria to be resolved by the Board of Directors;

(5.3) Compensation to the Fiscal Council’s members: total annual compensation in the amount of R$504,000.00 (five hundred and four thousand Reais); and

(5.4) Compensation to the Board of Officers: total annual compensation in the amount of R$27.209.899,00 (twenty-seven million, two hundred and nine thousand, eighty hundred and ninety-nine Reais), provided that from such amount, 44.2% correspond to the fixed compensation, and 55.8% to the variable compensation.

On Extraordinary Shareholders’ Meeting:

(1) To approve, by the majority of votes casted, corresponding to 23.36% of the votes in favor, representing 497,863,508 shares; 1.02% of the votes against; representing 21,750,132 shares; and 75.62% of votes in abstention; representing 1.612.033.166 shares, as per the consolidated voting map attached hereto, being registered the abstention of vote by the controlling shareholder TIM Brasil Serviços e Participações S.A., wherein, with the exclusion of the votes in abstentions, the votes in favor of the approval corresponded to 95.81% of the valid votes casted in this Shareholders’ meeting; all in accordance with the documents previously disclosed on the websites of the Company, of the Comissão de Valores Mobiliarios and of the Securities and Exchange Commission, regarding the history of the Cooperation and Support Agreement (“Agreement”), the 12 month extension of the Agreement to be entered into by and between Telecom Italia S.p.A., on one side, and TIM Celular S.A. and Intelig Telecomunicações Ltda. on the other side, with the Company’s intervention, until April 30th, 2018, and in the amount corresponding in Reais of up to ten million, eight hundred and seventy-four thousand, six hundred and sixty-eight Euros (€10.874.668,00), pursuant to the proposal submitted to the Statutory Audit Committee at its meeting held on March, 15th, 2017, and to the Board of Directors at its meeting held on March 16th, 2017, being the Officers of the Company hereby authorized to perform any and all acts that may be deemed necessary in order to proceed with the extension of the Agreement.

CLARIFICATIONS: The Board received and registered the votes and the abstentions casted by the shareholders that attended this Annual and Extraordinary Shareholders’ Meeting, which were properly presented and computed in the resolutions above, having the shareholder JVCO Participações Ltda. casted a written vote against regarding the subject voted in the Extraordinary Shareholders’ Meeting, which was duly received and initialed by the Chairman of the Board and the Secretary.

VOTING MAP: Pursuant to Section 30, paragraph 4, of the CVM Instruction No. 480, of December 7, 2009, as amended, the consolidated voting map attached hereto, which is part of these minutes, indicates the number of votes in favor, against and the abstentions for each resolution, as well as the respective percentage.

CLOSING: With nothing further to discuss, the Chairman of the Board suspended the meeting for the necessary time to finalize these minutes. As the session was reopened, the minutes were read, and approved and executed by all the shareholders present, by the Chairman, Mr. Robson Goulart Barreto and by the Secretary of the Board.

I hereby certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), April 19th, 2017.

JAQUES HORN

Secretary of the Board

CONT. MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF

TIM PARTICIPAÇÕES S.A

April 19th, 2017

Description of deliberation	Quantity of shares / Presence percentage
	Approve	Reject	Abstain
	(Yes)	(No)
0001 - To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2016;	2,044,952,432	10,295	66,591,604
	96.8458%	0.0005%	3.1537%
0002 - To resolve on the management’s proposal for the allocation of the results related to the fiscal year of 2016, and on the dividend distribution by the Company;	1,902,636,604	187,123,536	21,794,191
	90.11%	8.86%	1.03%
0003 - Adoption of the multiple voting process for the board of directors, duly constituted proxy, as provided by Article 141 of Law No. 6,404 / 1976	0	1,611,969,946	71,402,737
	0.00%	95.76%	4.24%
0004 - To resolve on the composition of the Company’s Board of Directors and to elect its regular members
Candidates:
ALBERTO EMMANUEL CARVALHO WHITAKER	2,049,821,558	429,580	61,303,193
	97.08%	0.02%	2.90%
ELISABETTA COLACCHIA	2,028,594,284	21,656,734	61,303,313
	96.07%	1.03%	2.90%
ENRICO BARSOTTI	2,028,597,699	21,653,289	61,303,343
	96.07%	1.03%	2.90%
ENRICO ZAMPONE	2,028,598,739	21,651,829	61,303,763
	96.07%	1.03%	2.90%
HERCULANO ANIBAL ALVES	2,049,827,788	422,615	61,303,928
	97.08%	0.02%	2.90%
MANOEL HORACIO FRANCISCO DA SILVA	2,026,296,194	23,954,014	61,304,123
	95.96%	1.13%	2.90%
MARIO CESAR PEREIRA DE ARAUJO	2,049,952,313	297,900	61,304,118
	97.08%	0.01%	2.90%
NICOLETTA MONTELLA	2,028,593,499	21,656,679	61,304,153
	96.07%	1.03%	2.90%
SABRINA VALENZA	2,028,594,474	21,655,734	61,304,123
	96.07%	1.03%	2.90%
STEFANO DE ANGELIS	2,043,110,903	7,139,350	61,304,078
	96.76%	0.34%	2.90%

Description of deliberation	Quantity of shares / Presence percentage
	Approve	Reject	Abstain
	(Yes)	(No)
0005 – Percentage distribution per candidate in case of adoption of the multiple vote process	N/A	N/A	N/A
	N/A	N/A	N/A
0006 - View of all candidates to indicate the percentage (%) of the votes to be assigned
Candidates:
ALBERTO E. CARVALHO WHITAKER	N/A	N/A	N/A
ELISABETTA COLACCHIA	N/A	N/A	N/A
ENRICO BARSOTTI	N/A	N/A	N/A
ENRICO ZAMPONE	N/A	N/A	N/A
HERCULANO ANIBAL ALVES	N/A	N/A	N/A
MANOEL HORACIO F. DA SILVA	N/A	N/A	N/A
MARIO CESAR PEREIRA DE ARAUJO	N/A	N/A	N/A
NICOLETTA MONTELLA	N/A	N/A	N/A
SABRINA VALENZA	N/A	N/A	N/A
STEFANO DE ANGELIS	N/A	N/A	N/A
0007 - To resolve on the composition of the Fiscal Council of the Company and to elect its regular and alternate members:
Candidates:
JARBAS T. B. RIBEIRO (Regular)/ANNA M. C. GOUVEA GUIMARAES (Alternate)	2,049,826,528	434,225	61,293,578
	97.08%	0.02%	2.90%
JOSINO DE ALMEIDA FONSECA (Regular)/JOÃO VERNER JUENEMANN (Alternate)	2,049,819,258	441,075	61,293,998
	97.08%	0.02%	2.90%
WALMIR KESSELI (Regular)/ OSWALDO ORSOLIN (Alternate)	2,047,651,343	434,385	63,468,603
	96.97%	0.02%	3.01%
0008 - To resolve on the Compensation Proposal for the Company’s Administrators, the members of the Committees and the members of the Fiscal Council, for the fiscal year of 2017.	1,785,142,628	295,651,916	30,759,787
	84.54%	14.00%	1.46%
0009 - To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 10th amendment to this agreement, to be entered into between Telecom Italia S.p.A., on the one hand, and TIM Celular S.A. ("TCEL ") and Intelig Telecomunicações Ltda. ("Intelig"), on the other hand, with the Company's intervention.	497,863,508	21,750,132	1,612,033,166
	23.36%	1.02%	75.62%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:April 19, 2017	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.